April 11, 2016

Pamela Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 21, 2014
File No. 0-53459

Dear Ms. Long:

This letter is being sent to you in response to the Staff letter dated April 6, 2016. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively.

For your convenience, we have repeated each comment immediately prior to our response below.

Proposal Number One

1.           Please revise to discuss fully the reasons for the reverse stock split, as well as how it will be effectuated. Please refer to Item 19 of Schedule 14A.

RESPONSE: We have revised our 14C to address this comment by adding the following in the body of the 14C:

            “The Rollback would prepare the Company for a future financing by simplifying the Company’s capital structure and appealing to a broader class of potential investors. The Company believes that the increased market price of the Common Stock expected as a result of implementing the Reverse Stock Split would improve the marketability and liquidity of the Common Stock and would encourage interest and trading in the Common Stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Additionally some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. For example because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of the Common Stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

            As part of the Rollback, each shareholders shares will be rolled back 200 to 1. The Rollback will be effected simultaneously and the exchange ratio will be the same for all outstanding shares of Common Stock. Upon the effectiveness of the Rollback, each Shareholder will beneficially own a reduced number of shares of Common Stock. The Rollback will affect all of the Company’s Shareholders uniformly and will not affect any Shareholder’s percentage ownership interests, except to the extent that the Rollback would result in any of the Shareholders owning a fractional share. Any fractional shares created during the Rollback will be rounded up to the nearest whole number, No shareholders will receive cash in lieu of fractional shares. Shareholders do not have preemptive rights to acquire additional shares of Common Stock. The number of shareholders of record will not be affected by the Rollback as any Shareholders whose shareholdings would be less than one share as a result of the Rollback will have their shareholdings rounded up to one share.

            The Company’s transfer agent will automatically cancel all existing shares and will issue new shares with a new CUSIP number that will be electronically deposited directly into each shareholder’s account, therefore there is no action required on behalf of shareholders.

            The Rollback shall not effect the authorized share capital nor the par value of any class of shares of the Company.

            All warrants and options will be automatically cancelled and replaced by the Company with new options and warrants reflecting proportional changes to the number of options and warrants and the respective exercise price.”

In addition we have revised our articles of incorporation appearing as Exhibit A in the 14C as follows:

“Fourth. Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment with the Nevada Secretary of State,: (i) every two hundred outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock; (ii) every two hundred outstanding shares of Series A Preferred Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Series A Preferred Stock; and (iii) every two hundred outstanding shares of Series B Preferred Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Series B Preferred Stock ( (i), (ii) and (iii) collectively referred to as the “Rollback”). No fractional share shall be issued in connection with the foregoing Rollback. All shares of any class of shares that are held by a stockholder will be aggregated for the purposes of the Rollback and each stockholder shall be entitled to receive the number of whole shares resulting from the Rollback. Any fractions resulting from the Rollback computation shall be rounded up to the next whole share.

From and after the Effective Date, the par value per share of each of the classes of shares of the Corporation shall remain unchanged and the total number of shares which the Corporation has authority to issue for each of the classes of shares of the Corporation shall remain unchanged.

From and after the Effective Date, the voting rights of the Series B Preferred Stock shall remained unchanged.”

2.           Please revise to clarify the manner in which fractional interests created by the reverse stock split will be treated, including whether cash payments will be made for fractional interests or if such interests will be cancelled or rounded up to whole shares.

RESPONSE: We have revised our 14C to address this comment by adding the following in the body of the 14C:

“Any fractional shares created during the Rollback will be rounded up to the nearest whole number, No shareholders will receive cash in lieu of fractional shares.”

3.           The table you provide in this section showing the numbers of shares of authorized common and Series A and B Preferred stock before and after the rollback appears to take in to account both the reverse stock split (proposal one) and the changes in authorized share capital (proposals two and three). Please clarify if it is your intention to depict the implementation of all of the proposals, or only the rollback, which you have defined to refer only to the reverse split. Please also show the number of shares of common and Series A and B Preferred stock outstanding before and after the rollback.

RESPONSE: We have revised our 14C to address this comment by changing the table in proposal one as follows:

Pre Rollback
	Issued and Outstanding	Par Value	Voting Rights per Share
Common Stock	1,515,559,058	$0.001	1
Series A Preferred Stock	0	$0.001	0
Series B Preferred Stock	2,700,000	$0.001	500

Post Rollback
	Issued and Outstanding	Par Value	Voting Rights per Share
Common Stock	7,577,795	$0.001	1
Series A Preferred Stock	0	$0.001	0
Series B Preferred Stock	13,500	$0.001	500

Proposal Number Two

4.           Please revise to clarify how decreasing the amount of authorized shares of common, Series A Preferred, and Series B Preferred stock will increase the company’s flexibility in financing itself, and why this action is being taken so shortly after the increases in the number of authorized shares of common stock and Series B Preferred Stock which occurred on September 28, 2015. Please also clarify your references to increasing your authorized capital stock, and the manner in which you will change the amounts of your authorized shares. Please refer to Item 19 of Schedule 14A.

RESPONSE: The Company has revised the 14C and has removed proposals 2, 3 and 4.

     Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures made in the filing being re-filed hereunder. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.